2024 REPORT

PACHA


PACHA
A NEW KIND OF BREAD

LETTER

Dear investors,

This past year was a huge growth year for us. We launched in Whole Foods nationwide at the end of 2023 so 2024 was all about succeeding at Whole Foods, which we certainly did! So much so that they brought in 3 more SKUs. We have also been busy preparing our facility for more growth. With the growth of the bread line and the launch of Tortillas slated for 2025 we have a lot of work to do! We are also launching a Series A fundraising round in 2025 to give us the capital to continue growing through 2026.

We need your help!

It is always helpful to share about PACHA on social media! It can be even more impactful to actually share PACHA with your friends when you are enjoying food together. When you are in a grocery

store that carries PACHA make sure to bring all of the loaves to the front and make the shelf look nice. If you are in a grocery store that does NOT carry PACHA, ask them if they know about it and could possibly bring it in.

Sincerely,

Jose Caldera

director

Adam Hiner

CEO

Leila Caldera

Mrs

Madeleine Hamann

Director

Will Buttner

Founder

Brooke Flynn

Founder

How did we do this year?

REPORT CARD

A-

☺ The Good

Launched 3 new SKUs into Whole Foods nationwide doubling our placements

Steadily grew our retail velocities throughout the year

Upgraded to new loaf size and packaging design

☹ The Bad

We are still burning cash. Although this was expected and going as planned it does make it challenging to support all of our growth.

Yet to land another large national retail account but we have a lot of irons in the fire for 2025

Challenges with inventory management. We have hired a new procurement manager with 27 years experience to remedy.

2024 At a Glance

January 1 to December 31


$$$$

$3,695,194 +77%

Revenue



-$1,118,163

Net Loss


IOU!



$278,964 **[67%]**
Short Term Debt

$1,686,011
Raised in 2024

$169,950
Cash on Hand
As of 04/ 8/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$2,085,137
-$1,116,285
$3,695,194
-$1,118,163
2023
2024

Net Margin: -30% Gross Margin: 14% Return on Assets: -54% Earnings per Share: -$0.98

Revenue per Employee: $184,760 Cash to Assets: 18% Revenue to Receivables: 2,025

Debt Ratio: 64%

Pacha_Financial_Report_2024.pdf

Pacha_Financials_and_CPA_Review_Report_2023_and_2022.pdf

ProfitandLoss__2_.pdf

BalanceSheet__1_.pdf

We Our 1,197 Investors

Thank You For Believing In Us

Zach Filstrup
Nicole Evelyn Green
Randy R Osborn
Jim Burtoft
Sanchalita chatterjee
William L Seiger
Robert Gill Brennan
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David Macario
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Chris Cather
G Treece
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Samantha WHEELER
Ali Rodrigues
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Hillard Harrison
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Paige Down
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Emily Blythe
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Anthony Naples
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Jan Reaver
Carrie Frank
Kathryn Kelley
Lauren Schoenfeld
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Kara Ayala
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Michele Marchetti
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Shannon Pacha
Barbara T

Thank You!

From the PACHA Team



Adam Hiner

CEO

Adam has founded 4 companies in the food and beverage space including "Boochcraft" -- the 1st hard kombucha in the world and currently the market leader.



Madeleine Hamann

Director of Marketing

A PhD Oceanographer gone rogue in order to take real action towards a sustainable economy. Maddie ramped PACHA revenue from $0 in D2C sales to over $120K monthly i...



Joe & Leila Caldera

Lead Investors | Board Members

Our friends joke that everything Joe and Leila touch turns to gold. Their award-winning, 7-figure vegan restaurant / yoga studio / venue / boutique - Trilogy Sanctuary - is a...



Jordan Frank

Direct to Consumer Consultant

12+ years of D2C digital marketing experience. Jordan founded, scaled, and exited two 7-figure digital e-commerce...



Mateo Sluder

Sales Director

With 10+ years of experience in the natural CPG industry, Mateo grew Guayaki Yerba Mate from $24M to $72M / 40 to 300...

Details

The Board of Directors

Director	Occupation	Joined
Brooke Flynn	Director @ Trilogy Sanctuary	2020
Madeleine Hamann	Director of Marketing @ Pacha	2020
Jose Caldera	CEO @ Trilogy Sanctuary	2020
Leila Caldera	Owner @ Trilogy Sanctuary	2020
Adam Hiner	CEO of Pacha @ Pacha	2020

Officers

Officer	Title	Joined
Adam Hiner	CEO	2020

Voting Power

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2020	$164,000	Common Stock	Other
12/2020	$64,750	Common Stock	Other

05/2023	$9,022		Other
06/2023	$251,292		Other
06/2023	$82,000		Other
06/2023	$63,737		Other
06/2023	$13,677		Other
07/2023	$706,594		4(a)(6)
10/2023	$200,000		Regulation D, Rule 506(b)
12/2023	$175,000		Other
03/2024	$1,079,226	Common Stock	Regulation D, Rule 506(b)
12/2024	$606,785		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
10/09/2023	$200,000	10.0%	0.0%	None	10/09/2038

Outstanding Debts

Lender	Issued	Amount	Outstanding	Interest	Maturity	Current?
Affirm	05/25/2023	$9,022	$8,126	14.94%	05/25/2026	Yes
Ascentium Capital	06/11/2023	$251,292	$180,729	8.75%	06/11/2029	Yes
Pawnee	06/13/2023	$82,000	$71,793	13.42%	06/13/2028	Yes
Cardiff	06/29/2023	$63,737	$57,636	14.89%	06/29/2028	Yes
WSFS	06/29/2023	$13,677	$11,911	13.4%	06/29/2028	Yes
Shopify	12/08/2023	$175,000	$76,871	11.37%		Yes

Related Party Transactions

In 2023 and 2022, the Company's CEO and shareholder received compensation of $78,000 in both years in the form of equity issuances. This equates to 13,000 Common Units each year based on their value of $6.00 per unit (please see "Equity Based Compensation" note in the attached financial statements for further information).

In 2023 and 2022, the Company's Director of Marketing and shareholder received compensation of $45,500 in both years in the form of equity issuances. This equates to 7,583 Common Units each year based on their value of $6.00 per unit (please see "Equity Based Compensation" note in the attached financial statements for further information).

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common A Units	969,772	969,772	Yes
Preferred A Units	175,144	175,144	No

Warrants: 70
Options: 0

Form C Risks:

Problems with the supply chain, specifically buckwheat, causes us to not be able to produce our bread

Costs of packaging increase significantly making our product more expensive to produce and require us to raise our prices

Costs of shipping with FedEx and UPS increase significantly causing the price to the customer for Direct to Consumer to be too expensive

Large competitors enter the space with a similar product formulation and sell for less that we are currently priced

We can not produce enough bread in our facility to meet demand for Direct to Consumer and grocery stores and grocery store accounts or direct customers as a result

The economy takes a downturn and people can not afford to pay a premium for higher quality organic products

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our landlord does not renew our lease at the end of the term (6.5 years from now) and we have to find a new space to produce our bread.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the

success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make

changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;

our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Live Pacha, LLC

California Limited Liability Company
Organized June 2020
20 employees
2560 Progress Street
Suite C
Vista CA 92081 https://livepacha.com

Business Description

Refer to the PACHA profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PACHA is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

investment.

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